SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-3)

(Amendment No. 2)
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

INDEPENDENCE HOLDING COMPANY

(Name of the Issuer)

Independence Holding Company
Geneve Holdings, Inc.
Geneve Corporation
Geneve Acquisition Corp.
Argent Investors Management Corp.
SIC Securities Corp.
SMH Associates Corp.
Steven B. Lapin

(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

453440307

(CUSIP Number of Class of Securities)

Independence Holding Company 96 Cummings Point Road Stamford, CT 06902 Telephone: (203) 358-8000 Attn: Teresa A. Herbert, President
Geneve Holdings, Inc.
Geneve Corporation
Geneve Acquisition Corp.
Argent Investors Management Corp.
SIC Securities Corp.
SMH Associates Corp.
Steven B. Lapin
96 Cummings Point Road
Stamford, CT 06902
Telephone: (203) 358-8000

With copies to:

Ilan Katz, Esq. Brian Lee, Esq. Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 Telephone: (212) 768-6700	Jeffrey Nadler, Esq. Nir Servatka, Esq. Davies Ward Phillips & Vineberg LLP 900 Third Avenue, 24th Floor New York, NY 10022 Telephone: (212) 588-5500

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee

Transaction Valuation* $334,516,933	Amount of Filing Fee** $31,009.72

*Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(c) under the Securities Exchange Act of 1934, as amended. The transaction value was determined based upon the sum of (a) 5,539,610 shares of common stock of Independence Holding Company, par value $1.00 per share (the “Shares”), multiplied by $57.00 per Share, (b) stock options to purchase 659,080 Shares multiplied by $24.35 per Share (which is the difference between $57.00 and the weighted average exercise price of $32.65 for such Shares), (c) 19,800 Shares underlying restricted stock units multiplied by $57.00 per Share and (d) 53,900 Shares underlying stock appreciation rights to be settled in connection with the transaction multiplied by $29.35 per Share (which is the difference between $57.00 and the weighted average strike price of $27.65 for such stock appreciation rights).

**The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2022, was calculated by multiplying $334,516,933 by .0000927.

Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☑

Amount Previously Paid: $31,009.72
Form or Registration No.: Schedule 14A (File No. 001-32244)
Filing Party: Independence Holding Company
Date Filed: November 24, 2021

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) as a final amendment pursuant to Section 13(e) of the Securities Exchange Act, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons: (i) Independence Holding Company (the “Company”), a Delaware corporation and the issuer of the shares of common stock, par value $1.00 per share (the “Common Stock” and such shares of Common Stock, the “Shares”) that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (ii) Geneve Holdings, Inc., a Delaware corporation (“Parent”); (iii) Geneve Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Parent; (iv) Geneve Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Geneve Corporation (“Merger Sub”); (v) Argent Investors Management Corp., a New York corporation and an indirect wholly-owned subsidiary of Parent; (vi) SIC Securities Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent; (vii) SMH Associates Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent; and (viii) Steven B. Lapin, an individual and a director and vice-chairman of the Company.

This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of November 9, 2021 (the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation and becoming an indirect wholly-owned subsidiary of Parent (the “Surviving Corporation”).

This final amendment is being filed pursuant to Rule 13(e)-3(d)(3) to report the results of the Merger, which is the transaction that is the subject of this Schedule 13E-3.

Item 15.	Additional Information

Item 15(c) is amended and supplemented as follows:

On February 15, 2022, at a special meeting of the Company’s stockholders, the Merger Agreement was adopted and approved by the affirmative vote of the holders of a majority of the issued and outstanding Shares as of the close of business on January 3, 2022 (the “Record Date”).  In addition, pursuant to the terms of the Merger Agreement, the Merger Agreement was also adopted and approved by the affirmative vote of the holders of a majority of the issued and outstanding Shares as of the Record Date, excluding Shares held by Parent and its wholly-owned subsidiaries and Shares beneficially owned by any affiliate of Parent.

Later that day on February 15, 2022, the Company and Merger Sub filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the Surviving Corporation. As a result of the Merger, the Company became an indirect wholly-owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”): (a) each Share that was issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist, and converted into the right to receive US$57.00 per Share in cash, without interest (the “Per Share Merger Consideration”), other than (i) Shares held by Parent and its wholly-owned subsidiaries (the “Parent Group Shares”), (ii) Shares owned or held in treasury immediately prior to the Effective Time by the Company or any wholly-owned subsidiary of the Company (“Treasury Shares”), and (iii) Shares issued and outstanding immediately prior to the Effective Time and held by a holder of record who did not vote in favor of the adoption of the Merger Agreement and was entitled to demand and validly demanded appraisal of such Shares pursuant to, and complied in all respects with, Section 262 of the General Corporation Law of the State of Delaware; (b) each Parent Group Share and Treasury Share was cancelled without payment of any consideration thereof; (c) each share of common stock, par value $0.01 per share, of Merger Sub, was converted into one share of common stock of the Surviving Corporation; (d) each option to purchase Shares (a “Stock Option”) granted under the Independence Holding Company 2016 Stock Incentive Plan (the “2016 Plan”) that was outstanding immediately prior to the Effective Time, whether vested or unvested, was cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the per-share exercise price for such Stock Option multiplied by (ii) the total number of Shares underlying such Stock Option, less applicable taxes required to be withheld with respect to such payment; (e) each share appreciation right granted pursuant to the 2016 Plan that was outstanding immediately prior to the Effective Time (a “SAR”) was cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the per-share exercise price linked to such SAR multiplied by (ii) the total number of Shares linked to such SAR immediately prior to the Effective Time, less applicable taxes required to be withheld with respect to such payment; and (f) each restricted stock unit granted pursuant to the 2016 Plan (a “RSU”), whether vested or unvested, that was outstanding immediately prior to the Effective Time was cancelled and converted into the right to receive an amount in cash, without interest, equal to the sum of (i) any accrued but unpaid cash in respect of dividend equivalent rights representing Shares with respect to such RSU plus (ii) the product of (A) the total number of Shares underlying such RSU (including any dividend equivalent units credited in respect of the RSUs) multiplied by (B) the Per Share Merger Consideration, less applicable taxes to be withheld with respect to such payment.

As a result of the Merger, the Shares will cease to trade on the New York Stock Exchange (the “NYSE”) prior to the opening of trading on February 16, 2022 and became eligible for delisting from the NYSE and termination of registration under the Exchange Act. The Company has requested that the NYSE file a notification on Form 25 with the SEC to report that the Company is no longer listed on the NYSE.  The Company intends to file a certification and notice of termination of registration on Form 15 with the SEC in order to deregister the Common Stock and suspend the Company’s reporting obligations under the Exchange Act.

On February 15, 2022, the Company issued a press release announcing the consummation of the Merger and such press release is filed as Exhibit a(6) hereto.

Item 16.	Exhibits

Exhibit No.	Description
a(1)
Definitive Proxy Statement of Independence Holding Company (included in the Schedule 14A filed with the Securities and Exchange Commission on January 6, 2022 and incorporated herein by reference (the “Proxy Statement”))

a(2)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference)
a(3)	Letter to Company Stockholders (included in the Proxy Statement and incorporated herein by reference)
a(4)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference)
a(5)	Press Release dated November 9, 2021 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 9, 2021)
a(6)	Press Release dated February 15, 2022 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 15, 2022)
b(1)	Form of Support Agreement (incorporated herein by reference to Appendix D of the Proxy Statement)
c(1)	Opinion of Perella Weinberg Partners LP (incorporated herein by reference to Appendix B of the Proxy Statement)
c(2)	Presentation, dated November 8, 2021, of Perella Weinberg Partners LP, to the Special Committee*
c(3)	Preliminary presentation materials of Perella Weinberg Partners LP, delivered to the Special Committee on October 21, 2021*
d(1)	Agreement and Plan of Merger, dated November 9, 2021, among the Company, Geneve Holdings, Inc. and Geneve Acquisition Corp. (incorporated herein by reference to Appendix A of the Proxy Statement)
e(1)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Appendix C of the Proxy Statement)

* Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2022

INDEPENDENCE HOLDING COMPANY

By:	/s/ Teresa A. Herbert
	Name:	Teresa A. Herbert
	Title:	President

GENEVE HOLDINGS, INC.

By:	/s/ Steven B. Lapin
	Name:	Steven B. Lapin
	Title:	Chairman, Chief Executive Officer and President

GENEVE CORPORATION

By:	/s/ Steven B. Lapin
	Name:	Steven B. Lapin
	Title:	Chairman, Chief Executive Officer and President

GENEVE ACQUISITION CORP.

By:	/s/ Steven B. Lapin
	Name:	Steven B. Lapin
	Title:	President

ARGENT INVESTORS MANAGEMENT CORP.

By:	/s/ Steven B. Lapin
	Name:	Steven B. Lapin
	Title:	Chairman and President

SIC SECURITIES CORP.

By:	/s/ Steven B. Lapin
	Name:	Steven B. Lapin
	Title:	President

SMH ASSOCIATES CORP.

By:	/s/ Steven B. Lapin
	Name:	Steven B. Lapin
	Title:	President

/s/ Steven B. Lapin
STEVEN B. LAPIN